Exhibit 21.1

Subsidiaries of the registrant

Bank subsidiary

Heritage Bank of Commerce - State of Incorporation, California

Non-bank subsidiaries

1. Heritage Capital Trust I

2. Heritage Commerce Corp Statutory Trust I

3. Heritage Statutory Trust II

4. Heritage Commerce Corp Statutory Trust III